Item 77D

Micro Cap Fund, a series of MORGAN GRENFELL INVESTMENT TRUST

At the December 2001 meeting, the Board of Trustees approved changing the investment policy and prospectus disclosure for the micro Cap Fund in order to comply with revised Rule 35d-1. Micro Cap Fund had an investment policy to invest at least 65% of its assets in the common stocks of US micro capitalization companies and securities convertible into common stocks. To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising Micro Cap Fund's policy to increase this requirement to 80% of its assets, determined at the time of purchase.